Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

The following is an excerpt from a portion of the transcript of Rumble Inc.’s earnings call to discuss financial results for the fiscal quarter ended June 30, 2025 held on August 11, 2025:

EXCERPTS FROM TRANSCRIPT OF RUMBLE INC. EARNINGS CONFERENCE CALL HELD ON AUGUST 11, 2025

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Chris Pavlovski (CEO, Rumble)

Many of you yesterday saw the press release regarding our intent to acquire AI company, Northern Data. I am not going to be able to discuss that potential transaction during this briefing or answer any questions in the Q&A session. I will be limiting my remarks to the following:

As noted on our last earnings call, our management team is very seriously focused on M&A strategy and evaluating strategic opportunities as they come. The announcement this morning is consistent with our ongoing pursuit of these opportunities.

As described in the press release, Northern Data is a leading provider of AI and High Performance Computing solutions and operates primarily through Ardent, its data center business, and Taiga, its GPU as a service business. Rumble has informed Northern Data that it is interested in pursuing a potential exchange offer in which the shareholders of Northern Data would receive newly issued Class A shares of Rumble common stock in exchange for their Northern Data shares. Rumble has received positive feedback from Tether, the majority shareholder of Northern Data, with respect to the potential offer on the preliminary terms described in the press release.

It is important to note that Rumble has not made a final decision yet to launch the potential offer, and still needs to complete additional work.

The contemplated transaction, if pursued and completed, would be the latest step towards a shared vision between Tether & Rumble to democratize compute while providing unfettered access to infrastructure. This would be achieved by the delivery of GPU as a service and data center power – both of which would leverage Rumble’s existing high-growth cloud business.

Before we move on, please note that this offer is preliminary and subject to additional work, negotiation and finalization of key terms. I encourage everyone to review our press release for further information, including certain risks, conditions and uncertainties relating to the potential offer.